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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Interview with Zeinal Bava, Chief Financial Officer of Portugal Telecom, SGPS, S.A. (the "Company"), published by the newspaper Jornal de Negócios on March 10, 2006.

IMPORTANT NOTICE

        Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

JORNAL DE NEGÓCIOS

ZEINAL BAVA—THE INTERVIEW ON THE "STRATEGY" OF PT

This hostile tender offer was a "wake-up call"

  •
  The dividend is not anti-tender offer and was revised as a function of profits.

  •
  We were never pushed into a corner by Telefónica

  •
  We are not working to protect, or not protect, our bylaws

  •
  We must avoid nationalist discourse surrounding the tender offer

IN THE WEEK that PT's management classified the Sonae tender offer as hostile, the principal mastermind of the response strategy of the company explains, in an interview with the Jornal de Negócios, the reasons why he advises the shareholders to reject the offer of the Belmiro de Azevedo group. Zeinal Bava admits that the tender offer stimulated an injection of new energy and that the teams at various companies of the Group had to increase their levels of ambition.

Workers will also be asked to make salary sacrifices.

INTERVIEW WITH ZEINAL BAVA

Bava is the leader of the response to the Tender Offer launched by Sonae

We must avoid nationalistic discourse about the Tender Offer

BY SÉRGIO FIGUEIREDO, PEDRO S. GUERREIRO, PEDRO CARVALHO, FILIPE CARDOSO, AND MIGUEL BALTAZAR (PHOTOGRAPHS)

With your market culture, certainly you are not against any tender offer of any kind?

The board of directors is responsible for safeguarding the interests of the shareholders. And because of that, we are required to offer information that will allow them to make the best decision about the tender offer.

Would a competing tender offer be good news for the PT management?

It is important that our shareholders understand our plans. And the confidence that we have in those plans and in what we can do for the company.

Were you also of the opinion that a tender offer for PT was inevitable, just without knowing from whom?

When a company has its capital dispersed on the exchange, and with 70% of the capital held by international investment funds, it is always vulnerable to a deal of this nature. No listed company should be surprised by a deal like this. However, it is natural that managements may present their plans to guarantee the best decision for all of investors.

When you speak of the shareholders' interests, are you referring to the 25% of the votes necessary to block the tender offer in the shareholders' meeting? Or of the 200,000 small shareholders?

Our answer is for all of the shareholders. We cannot, in any way, do anything that would defraud the tender offer. So, we are not working to protect, or not protect, the bylaws or to secure a minority of the shareholders. We only have to justify how we may get more value from the company than is on the table, with the tender offer or a competing tender offer. And let the shareholders decide.

But for the small shareholder, what is really of interest is the price. If Sonae revises its offer, the strategy is relegated to second place.

That is why we warned about the premiums offered in similar deals. The price offered is inadequate. The more sophisticated investors can do the math and arrive at these conclusions. We gave the small investors information to understand what the premium is, how to make comparisons, and to look at what we have to offer.

Is it reasonable to compare with transactions that don't have "golden shares"?

We distinguish the "golden shares" from the limits in the bylaws on the votes for regular shareholders. Our document only refers to the 10% voting limitation provided for in the bylaws and not to the "golden share": what would the shares of PT be worth if they didn't have this protection?

        The offering document is not very clear on some of these matters. With additional information, the board of directors can provide a clearer response to this matter.

Then you don't evaluate the cost of the "golden share"?

That's a different matter. The privatization of PT was done with golden shares and the investors knew this.

If 9.5 Euros is too little, what is a reasonable price?

We aren't going to enter into consideration about the price, but we think that 9.5 Euros is low.

Then why were the shares below that before the tender offer?

When shares are listed and not subject to a tender offer, this comparison is difficult to make. When we are listed, with widely dispersed ownership as with our company, we are always traded in a range of multiples with reference to other companies that are not subject to tender offers. When there is a change in control, a so-called control premium has to be added, since whoever buys the company comes to have the right and access to all of the cash flow that the company is able to produce in the period. Because of this, comparison with "before" doesn't make much sense.

Is it relevant that PT stays in Portuguese hands?

We must avoid nationalistic discourse surrounding this matter. I think that what is fundamental is to be able to give our domestic consumers good service, of the best quality, at more competitive prices, and to continue to develop an international plan in areas where we have comparative advantages, particularly cultural ones. And we can give more magnitude to our project. That is the reason for our betting on Brazil and on the PALOP countries [African Nations with Portuguese as the Official Language]. We believe that our domestic and international market strategy permits PT to grow and to continue to promote more development of our interests in Portugal, to integrate information technology into products, and to promote innovation. We cannot forget that it was by means of our investments in Brazil that our PT Innovation "exported" pre-paid platforms. PT has an important role to play as an engine of national development and I think that we can certainly contribute so that this continues to be done in the future, with the presence of our investments. People should not forget that PT invests 900 million Euros per year, of which 600 million Euros are invested in Portugal.

Be neutral? I only know the duty of loyalty and good faith

*        *        *

ONE OF THE CRITICISMS that Sonae has made of the management of PT is the army of consultants in its defense: six investment banks and five law firms, besides public relations advisors. Zeinal Bava responds: "Do you know how many banks Endesa has in its defense? Seven. They say that Arcelor has ten. We at PT have Merrill Lynch, Citigroup and BES, which allied itself with Goldman. We have four. In PT Multimédia we have two distinct banks, because there are minority shareholders. PTM is listed and has minority shareholders; this has to be taken care of." But what does this defense cost; is it true that it is 50 million Euros? "I can't comment on the fees, but we did what is probably the most responsible thing, which was to call the best financial and legal advisors who could give advice so that the Board of Directors of PT can advise its shareholders in a context in which we are also listed on the NYSE."

        But there are more criticisms. Sonae alleges non-compliance of the obligation of neutrality of the Board of Directors of PT. "I don't know what the obligation for neutrality is. I know what the duty of loyalty and acting in good faith is . . . Likewise, I don't know what current management is; I do know what normal management is." So is it possible to advance on Tunisia Telecom? "We can't do anything that changes the asset situation of the company, but we can always propose it to the shareholders' meeting, which is supreme," replies the manager. A shareholders' meeting that will elect new management. Do you count on staying? "I don't have any idea . . ." sidesteps Zeinal Bava. And the conversation ends like this:

You had a brilliant career at PT, are the person in whom foreign investors have the most confidence, and were considered the best CFO in Europe for the last three years in the sector. Why did the shareholders never do you justice and consider you for chief executive officer? Is it because of your age?

Let me say that we are a relatively young team and that PT has increasingly counted on young Portuguese. The decision is for the shareholders and they have to choose who it is that will meet their needs. For me, it has been a pleasure to work with various boards of directors of PT.

Do you feel that this is an injustice to you?

Absolutely not. We are professionals and we are here to work and show results.

Is this the deal of your life?

The deal of my life was the birth of my three children.

*        *        *

We were never pushed into a corner by Telefónica

What is the strategy of expansion underlying the response of PT?

Our international and partnership strategy is clear. But we don't fully understand the document we see from the offeror. Our partnership with Telefónica is positive, adds value, and can ultimately add more. Because now, with the size that Telefónica will have in Europe with mobile phones, we will certainly be able to benefit from this.

Do you think that Telefónica can have a partnership relation with a company a tenth its size? Don't you feel this enormousness?

In Brazil, we never felt the large scale of Telefónica. We have gotten along well for many years and there are consistent interests. That Vivo should create value for them and for us and for the minority shareholders.

But the Spanish are by nature dominators of partnerships.

They are aggressive, but this aggressiveness is positive.

And this aggressiveness is answered with similar aggressiveness?

Absolutely.

Then it is a tense relationship?

It is tense in a good sense. At Vivo there has always been unanimity. From the choice of technology to development plans and teams. We have always found a basis for understanding. It is like a normal marriage.

And if the current management, who married, changes?

The Vivo contract allows PT to nominate the CEO, they nominate the CFO and the chairman, and there is parity on the board. As long as the participation of PT varies between 40% to 60%, we keep 50% of the vote and have time to go back and restore the parity of participation.

        Because of this, with the joint venture contract, the capacity of PT to maintain parity is great, unless we find ourselves in an extraordinary, very negative, situation.

        The contract gives us ample flexibility. We never feel pushed into a corner by Telefónica.

You don't believe that the Spanish will take advantage of the fact that the door has been opened to launch a tender offer, which has been talked about for so long?

I don't know and can't even speculate about it.

But there was a non-aggression pact in Europe between Telefónica and PT . . .

We never said there was.

Then why haven't you established partnerships in the operations that Telefónica has in Europe?

It is a question of size. The acquisition of O2 was a transaction of over 26 billion Euros; PT has a capitalization of 11 billion. We are not willing to be financial investors in these deals. All of the partnerships we have with Telefónica are equal.

Then the partnership hasn't been stifling?

Telefónica, with the acquisition of O2, will have a capitalization on the order of 100 billion Euros, and it has been an extremely beneficial partnership to us, especially in Brazil, because they have a very large commitment in that region. We have established some special relations since 1996, when we considered various partnerships, with BT, with MCI WorldCom, and later with Telefónica. Since then, it has been an important partner of ours.

*        *        *

[REMUNERATION] "This dividend is not anti-tender offer"

And the dividends, such a large increase?

There is a discussion on whether or not paying dividends creates value. I had not consulted Brealey and Meyers in a very long time! The book states there are three opinions on this matter: conservative, neutral and negative. Conservatives say that paying dividends creates value. There are others who are neutral, like Modigliani & Miller, who claim the effect is neutral. And still others claim it does not create value due to the tax effect. But even they do not claim that it destroys value. They just say it is better to pay through a buyback for tax reasons. But the consensus is that giving money to shareholders creates value.

Which is not depleting the company. . .

The valuation book of McKinsey says there is empirical evidence that the stock of companies that increase their dividends goes up an average of 2%. The PT dividend is a proposal of the board. Above all, the general shareholders' meeting has competence on this matter.

But what I am saying is that compensation through a dividend increase is a much stronger sign of the belief of the management in its business than a buyback would be. Because a buyback is extraordinary remuneration at a point in time. A dividend is a commitment of the company. The company is saying that it has the ability to pay dividends and to continue increasing them in the future. And we should note: the third part of our remuneration plan is conditioned upon the rejection of the offer. If the offer is not rejected, the company may do what it deems correct.

But this dividend increase is clearly anti-tender offer.

No.

So then, what has changed from November to March that has revised the dividends?

The market estimated the results would fall between 20% and 30%. However, the results went up 4.9%. The dividend increase has to do with two things: the rise in PT net results and the alignment of the dividend yield and cash yield of PT with the market average.

Wasn't tender offer the one conditioning this dividend policy?

The Board analyzed the results, it analyzed the market, and PT wanted to stay in the market competitively.

Does that mean you are saying no?

It means we are saying we are aligning our compensation policy with the market. We are very competitive in ADSL, in mobile, but we also have to be very competitive in the capital market, because somebody sitting in London is going to make decisions based on what? He is going to make decisions for the money of people who monitor the indexes and who, at the end of the year, are going to tell him that he did exceed the index. We have to compete in the capital markets in order to attract capital.

Modigliani & Miller, quoted by you, says that indebtedness also creates value. So why do you criticize the Sonae leverage?

We are not criticizing; we are simply saying to our shareholders, "Do not allow them to take your cash flow, as we can also work for you." It's a question of presenting alternatives. Besides, the offer has not explained how the transaction will be financed. You will not find criticism of the leverage anywhere, but if you want to read between the lines, then here is something qualitative: we think we should be investment grade, but we do not say which rating we strive for. It is a change, in this document, approved by the Board, to the previous position: we say investment grade. There is a change in our speaking of A3/A- to "we want to maintain investment grade." We want to continue investing, but leverage brings with it an associated risk.

There is a discussion on whether or not paying dividends creates value. I had not consulted Brealey and Meyers in a very long time!

*        *        *

It was a "wake-up call" that mobilized our human resources

After tender offer, do you think PT will continue to be what it was?

        We had to be clear about several things we were doing. And we revealed several things that are sensitive from a business point of view. And why? Because we have to show our shareholders our management plan, so that shareholders may compare it with the 9.5 Euro proposal and decide what is in their best interest. And we have to give more information, although commercially we should not say some of these things.

        Do you think we would have announced in February the launching of cable voice in September? We would probably have done a mega-operation that same month, taking everybody by surprise and announcing cable voice the following day. We had to be more explicit so that shareholders could make the right decision.

Are you saying that from now on you will only reveal what had already been planned? Does this tender offer not function as a stimulus for the internal life of the company?

It always works to renew "energies". It is a wake-up call, for sure. We have to see the positive side. It has mobilized our human resources, our high quality teams are motivated, enthusiastic, committed. The executive committees of all the Group companies had to set more aggressive objectives. We'll have to sweat and produce.

And are you asking sacrifices from the workers?

First, we want to progressively align variable compensation with the interests of the shareholders. Even more: make variable compensation more and more indexed, not only with respect to certain sales goals and cost cuts, but also with respect to the valorization of share capital.

Second: we are going ahead with a commitment of contributing a billion Euros to the pension fund. It's a lot of money!

But these are benefits. Aren't you asking for anything in exchange?

Counter-obligations? We cannot tolerate salary and healthcare cost increases as they have been occurring up to now. It is not sustainable for the company or for the economy.

How much has the salary rate of PT grown?

Raises, which start by being aligned with inflation, due to other mechanisms such as automatic career promotions, resulted in increases of over 5% or 6% per year.

Why does a company such as PT still have automatic promotions?

PT Communications still has a company agreement.

Precisely: why is there still a company agreement done in 1975?

It exists; it is a right of the workers.

Aren't you going to take advantage of this special moment to restructure?

When we say that we want to align the variable compensation with the interests of the shareholders, this will force us to create a new paradigm. When we say that healthcare costs and salaries may not continue to grow producing this deficit . . . Just think: 900 million of the deficit of the pension fund is the result of the deviation of growth in salaries and healthcare costs in relation to actuarial installments.

Is the company agreement going to be challenged?

PT benefits from a climate of social peace. The main value of this company is its clients. And we have important gains if we invest in the image, loyalty and good relations with our workers. We think it is possible to educate the various parties at the table on the dangers of not acting responsibly.

But it is difficult to understand that a commission of PT workers claims that there are more than six thousand pre-retired individuals, who get 80% or more of the salary.

We have a contract, and we have to abide by it.

In the analysts' conference it was suggested that the reinforcement of the pension fund has as counterpart a new framework for labor relations. Is this a cap on salary raises?

What I said, and still maintain, is that we have to check so that salaries and health costs are in line with the assumptions we have from the actuarial studies. This does not mean we are going to do what is in the assumptions. It simply means that there has to be a reference.

Does this mean more variable compensation?

Our younger teams get variable compensation based on goals. We have to stay in line with this in order to attract talented young people.

We have to rejuvenate the teams with social peace and take into consideration the contribution of all the workers to our company.

The fund deficit in the last four months increased 700 million. Accounting rules changed and helped to increase results.

The press release presents, after the first few pages, the impact of the change of these rules on the income statement and the balance sheet. Promulgation of the law changing the retirement age from 60 to 65 years of age had an impact of 100 million. In December we adopted the rules of the IFRS, which allow recognizing actuarial gains and losses directly in shareholders' equity.

Is it for this reason that the results were higher than anticipated?

People were surprised by the sale of 16% in UOL, which generated a 174 million gain. The other reason is, effectively, the change in amortization of actuarial gains and losses.

We never felt the large scale of Telefónica. We have gotten along well for many years and there are consistent interests.

No listed company should be surprised by a deal like this.

We want regulations oriented towards the wholesaler, not the retailer. In retail, we want more freedom.

I don't know what the obligation for neutrality is. I know what the duty of loyalty and acting in good faith is.

We are not working to remove protections in the bylaws or to secure a minority of the shareholders. We have to justify how we can get more value for the company than what is on the table. And let the shareholders decide.

For the wireline network, we want regulations oriented toward the wholesaler

Do you really think that it is possible to sell a part of the fixed network to third parties?

British Telecom and Of-Com, the British regulator, opted merely to distinguish the local network in order to guarantee separate management within the BT group. If the solution that gives the greatest comfort is to separate the network, the board of directors of PT stated its willingness to analyze the matter, as long as regulatory offsets were given that permitted us to improve our offer.

Such as?

Include minutes in the subscription charge, offer a single bill integrating various services, a plan of points for the entire PT group . . . There are various things that we can do and want to do for our consumers, but it is necessary that there be an industrial vision for the sector in the medium term and that they let us do that. Regulation has to focus much more on the wholesale market. The separation of the network should give more freedom to our retail business.

At the limit, would you consider selling the entire wireline network, including the retail business?

As we demonstrated in the press release regarding our report on the tender offer, PT operates in a competitive market. Distinguishing the PT network and giving it adequate management, which is what the English at BT did, should be sufficient. However, if this doesn't happen, and to make clear once and for all that we are not discouraging competition, then let's separate it. We can sell it partially or fully, but there are legal complexities that have to be analyzed . . .

Which?

We operate based on a concession contract that has two critical aspects: on the one hand, the ownership of the basic network, and on the other hand, the providing of so-called universal service. The separation of the network is a complex process, which will necessarily have to involve the granter of the concession, the regulators, our competitors, consumer organizations, and PT. We will attempt to find the best model.

And what is it that you want?

What we want is to be able to invest in the evolution of the network to the NGN, next generation networks. In terms of business, in the wireline business (including cable), we are going to have to move much more quickly in providing broadband products, for example. This is because with mobile service, using mobile office cards that already exist and with HSDPA [high-speed download packet access] that is coming, sooner or later it will be possible to offer one, two, or three megas of speed. Consumers are going to question the advantages of having broadband wireline access. We will certainly need to adapt our offer to providing much higher velocities and significantly increase traffic limits, while integrating our offer of voice, video and data. It is fundamental in this area that we move quickly and to do this we need to have regulatory predictability above all. We need to sit down and design an industrial policy. Is it to bring cable to homes? Very well, how much will this cost? What return does it need to have? What are the terms and conditions? If the way is to proceed with the separation of the network, with the PT network open so that we can rapidly aggregate investment to move to NGS [next generation services] very well, we will do it. What has happened up to now is that whenever competition is spoken of in Portugal, the discussion is limited to focusing on market share.

It has to be an integrated vision.

Clearly. In mobile phones there is competition. It is enough to look at the ARPM, the average revenue per minute, of the cell phone. You see an Uzo, Rede 4 or Vodafone Direct, where they already have rates of 12 or 14 Eurocents, which should compare with the ARPM of landline. And note: consumers are willing to pay the so-called mobility premium, because we walk with the phone in our hand. Really, the mobility premium in Portugal is one of the lowest in Europe. That is why mobile phone penetration is what it is.

Yes, but Sonae gave an excellent pretext to the Competition Authority for it to require the separation of the networks, copper and cable.

Yes, but did you read the press release with the annual results of Sonaecom? There it says that since September 2005 they believe that conditions are right to compete in broadband.

If you aren't sellers of the wireline network, but if your are required to sell by the regulator, who would be interested?

I don't know . . . Our debt situation is comfortable. We are well convinced that our three-year plan is feasible, if nothing extraordinary happens. We have no need to sell assets to pay debts, to pay dividends, nothing of this sort. Nevertheless, we believe that if this separation of networks can contribute in some way, in regulatory terms, to giving us more flexibility . . .

What do you want in exchange?

What we want is for regulation to focus on wholesale activities, whether or not this activity is within the PT group, but that it be much more directed to wholesale and not to retail. I don't want Anacom to come and tell us that we can't lower our broadband price because the margin of the competitor will fall. What we want is that people focus on wholesale prices. We want regulation oriented to the wholesaler and not to the retailer. In retail, we want more freedom.

But are there those potentially interested in buying the wireline network?

Listen . . . I can't say.

The Stock Market? We did not expect them to react with euphoria

The market did not respond to your aggressive proposal on dividends—shares maintained their price. Sonae alleges that investors consider the response of the board of directors of PT to be irrelevant.

I am not going to comment on what Sonae says. The press reported that amount of investment of domestic funds in PT increased 41% in the month of February. We have to let the market be the one to say whether the proposal is good or not, or if it prefers, as an alternative, a proposal that is essentially financial.

        We are in this business with a medium to long-term perspective and don't have short-term projects. We also look at our share price and value creation long-term. We attempt to create shareholder value, but this is not an instant process. We did not expect to make a presentation of our strategy and that the market would immediately react with euphoria. We are going to begin a road show for PT shareholders, where we will explain how we can increase EBITDA 3 to 5% and produce an operating cash flow of 5 to 5.5 million [sic] Euros in the next three years.

For your response, if a competing tender offer appears, will it just be a question of price and of more responses?

We have to give our shareholders an informed opinion about what is on the table. What has been made available up to now in terms of the offer has much information that is still incomplete or that needs to be more detailed. Because of this, the board of directors of PT, at a time of its choosing, will update its report as more information is made available.

        In relation to dividends, one or more fundamental clarifications: the operatimg cash flow of PT was around 1,500 million Euros in 2005. If we think three years ahead, and just do the math, that represents 4.5 billion Euros. In our response, despite some factors that don't depend on us such as the exchange rate of the real, we say that we can generate 5 to 5.5 billion in three years, that is, we may do better than 4.5 billion because of various initiatives that are now underway, such as the launching of Mobile TV, providing integrated voice, video, and data for consumers, etc. There are a series of factors to consider.

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TABLE OF CONTENTS
IMPORTANT NOTICE
JORNAL DE NEGÓCIOS
ZEINAL BAVA— THE INTERVIEW ON THE "STRATEGY" OF PT
INTERVIEW WITH ZEINAL BAVA